Filed Pursuant to Rule 433

Registration Nos. 333-126348, 333-126348-01, 333-126348-02 and 333-126348-03

April 4, 2007

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated April 3, 2007)

Issuer:	Alabama Power Company
Security:	Series 2007B Senior Notes
Ratings:	Aaa by Moody’s, AAA by Standard & Poor’s, AAA by Fitch
Insurer:	XL Capital Assurance Inc.
Size:	$250,000,000
Price:	$25.00
Maturity:	April 1, 2047
Redemption Terms:	Callable in whole or in part any time on or after April 1, 2012 at par
Coupon:	5.875%
CUSIP Number	010392496
Interest Payment Dates:	January 1, April 1, July 1 and October 1 of each year, beginning July 1, 2007
Format:	SEC Registered
Expected Listing:	NYSE
Transaction Date:	April 4, 2007
Expected Settlement Date:	April 18, 2007 (T+9)
Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated
Senior Co-Managers:	UBS Securities LLC Wachovia Capital Markets, LLC
Co-Managers:	A.G. Edwards & Sons, Inc. BNY Capital Markets, Inc. Raymond James & Associates, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 205-257-2714, Citigroup Global Markets Inc. toll free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors).